Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 21, 2010
Relating to Preliminary Prospectus dated January 21, 2010
Registration No. 333-163016

Terreno Realty Corporation

FREE WRITING PROSPECTUS

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated January 21, 2010 (the “Revised Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-163016) of Terreno Realty Corporation (the “Company”), as filed with the Securities and Exchange Commission on January 21, 2010 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 11 of the Revised Preliminary Prospectus.

To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1476150/000095012310004042/f53964a4sv11za.htm

Revised Proposed Terms of Initial Public Offering and Concurrent Private Placement

Number of shares of our common stock to be offered in the public offering:	10,000,000 shares

Underwriters’ option to purchase additional shares:	1,500,000 shares

Common stock to be outstanding after the public offering and the concurrent private placement:	10,624,500 shares ((i) excludes up to 1,500,000 shares of our common stock issuable upon exercise of the underwriters’ option to purchase additional shares; (ii) excludes 255,000 shares issuable in the future under the Company’s 2010 Equity Incentive Plan, or the 2010 Equity Plan; (iii) excludes performance shares that may be earned in the future by our executive officers contingent on the Company achieving certain benchmarks; (iv) includes an aggregate of 350,000 shares of our common stock to be issued to Mr. Baird and Mr. Coke in the concurrent private placement; (v) includes approximately 12,000 shares of our common stock to be issued to Terreno Capital Partners LLC in exchange for the contribution of fixed assets; and (vi) includes 262,500 shares of restricted stock to be granted under the 2010 Equity Plan to our independent directors, executive officers and employees concurrently with the completion of the public offering.)

Estimated price to public:	$20.00 per share

Estimated gross proceeds from the public offering:	$200 million, or $230 million if the underwriters’ option to purchase additional shares in the public offering is exercised in full.

Estimated net proceeds from the public offering:	$186.3 million (after deducting the full underwriting discount and other estimated public offering expenses), or $214.5 million (after deducting the full underwriting discount and other estimated public offering expenses) if the underwriters’ option to purchase additional shares in the public offering is exercised in full.

At the closing of the public offering, the underwriters will be entitled to receive $1.00 from us for each share sold in the public offering. The underwriters will forego the receipt of payment of $0.20 per share, until such time as we purchase assets in accordance with our investment strategy as described in the prospectus with an aggregate purchase price (including the amount of any outstanding indebtedness assumed or incurred by us) at least equal to the net proceeds from the public offering (after deducting the full underwriting discount and other estimated offering expenses payable by us), at which time, we have agreed to pay the underwriters an amount equal to $0.20 per share sold in this offering.

Concurrent private placement to our executive officers:	Concurrently with the completion of the public offering, Blake Baird will acquire 250,000 shares of our common stock and Mike Coke will acquire 100,000 shares of our common stock in a private placement at the same price per share as in the public offering but without payment of any underwriting discount. The aggregate of 350,000 shares that Mr. Baird and Mr. Coke will acquire in the private placement represent 3.4% of the shares of our common stock issued in the public offering and the concurrent private placement.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001476150.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE PUBLIC OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE PUBLIC OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING GOLDMAN, SACHS & CO., ATTENTION: PROSPECTUS DEPARTMENT, 85 BROAD ST., NEW YORK, NY 10004, TELEPHONE: 1-866-471-2526, FACSIMILE: 212-902-9316 OR BY EMAILING PROSPECTUS-NY@NY.EMAIL.GS.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.